UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 September 2019
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statement on Form F-3 (No. 333-230831) and Registration Statements on Form S−8 (Nos. 333-202772, 333-173246, 333−165870 and 333-90808) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Enclosure: Directorate Changes

Press Release
CRH announces appointment of Chairman Designate and the appointment of a non-executive Director

CRH plc announces that Mr. Richard Boucher was appointed as Chairman Designate on 25 September 2019. He will succeed the present Chairman, Mr. Nicky Hartery, on 1 January 2020. Mr. Hartery, who has been Chairman since May 2012 and a Board member since 2004, will retire as Chairman and from the Board on 31 December 2019.

Mr. Boucher (61) joined the CRH Board in March 2018 and has been Chairman of CRH's Remuneration Committee since September 2018. He was Chief Executive of Bank of Ireland Group plc between February 2009 and October 2017. He also held a number of key senior management roles within Bank of Ireland, Royal Bank of Scotland and Ulster Bank. He is a non-executive Director of Kennedy Wilson Holdings, Inc. and Eurobank Ergasias SA.

The Board has also appointed Mr. Johan Karlström as a non-executive Director, with effect from 25 September 2019.

Mr. Karlström (62) was President and Chief Executive Officer of Skanska AB, a leading multinational construction and project development company until 2017. Over a thirty-year career with Skanska, he held a variety of leadership roles in Europe and America, before becoming President and Chief Executive in 2008. He also served as President and Chief Executive Officer of BPA (now Bravida), a listed mechanical and installation group from 1996 to 2000. Mr. Karlström is a non-executive Director of Sandvik AB, an engineering group in mining and rock excavation, metal-cutting and materials technology.

Commenting on these appointments Nicky Hartery, CRH Chairman, said: "The appointments announced today are important steps in the ongoing process of board renewal. Richie's appointment as Chairman Designate follows a robust and thorough selection process led by CRH's Senior Independent Director, Gillian Platt. With a track record of creating value for shareholders, he is ideally equipped to lead the Board through the next phase of the Group's development. We are also delighted that Johan has joined the Board. His background and his knowledge of our industry will be an important addition to the collective skills and experience of the Board."

Albert Manifold, CRH Chief Executive, said: "On behalf of the Board, I want to thank Nicky for the significant contributions he has made during his service on the Board, including his stewardship following the financial crisis and overseeing the significant reshaping of CRH's portfolio and our ongoing business improvement initiatives during his tenure as Chairman."

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp	Head of Investor Relations

About CRH
CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is the leading building materials business in the world, employing c.90,000 people at c.3,700 operating locations in 32 countries. It is the largest building materials business in North America, the largest heavyside materials business in Europe and has a number of strategic positions in the emerging economic regions of Asia and South America. CRH manufactures and supplies a range of integrated building materials, products and innovative solutions which can be found throughout the built environment, from major public infrastructure projects to commercial buildings and residential structures. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE.

For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 26 September 2019
By:___/s/Neil Colgan___
N.Colgan
Company Secretary